SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13105

Title of the Plan -

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

Arch Coal, Inc.
City Place One, Suite 300
St. Louis, Missouri 63141

FINANCIAL STATEMENTS AND EXHIBIT

Financial Statements and Schedule

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End of Year

Exhibit

23 - Consent of Stone Carlie & Company, L.L.C., Independent Auditors

================================================================================

ARCH COAL, INC.
EMPLOYEE THRIFT PLAN

St. Louis, Missouri

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITORS' REPORT

YEARS ENDED DECEMBER 31, 2000 AND 1999

================================================================================ Contents
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                                                                                                          Page

Independent Auditors' Report............................................................ 1

Financial Statements

Statements of Net Assets Available for Benefits.................................. 2

Statements of Changes in Net Assets Available for Benefits................. 3

Notes to Financial Statements............................................................. 4 - 9

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year.........11 - 12

INDEPENDENT AUDITORS' REPORT

To the Administrator
Arch Coal, Inc. Employee Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with auditing standards generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2001

ARCH COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 1999

NOTE 1     - DESCRIPTION OF PLAN

The Arch Coal, Inc. Employee Thrift Plan (the Plan) was established by Arch Coal, Inc. (the Company) for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description, copies of which are available from the Company, for a more complete description of the Plan’s provisions.

Certain provisions of the Plan as described below do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

General
The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Vice President – Human Resources as Plan Administrator. Through November 2000, Chase Manhattan Bank was the Plan’s trustee and American Century Retirement Plan Services was the Plan’s recordkeeper. Effective December 1, 2000, Fleet Bank became trustee for the Plan and Putnam Fiduciary Trust Company became Plan recordkeeper.

Eligibility
Participation in the Plan is open to all full-time salaried employees, all full-time nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan.

Participant Accounts
Individual accounts are maintained for each participant to reflect the participant’s share of the Plan’s income, the Company’s contributions and the participant’s contributions. Allocations of the Plan’s income and Company contributions are based on participant account balances, as defined.

Contributions
Participants may contribute up to 16% of compensation, as defined by the Plan, on a pre-tax, after-tax, or combined basis. The Company matches 100% of the first 6% of compensation contributed by each participant. Participant and Company contributions are made with each weekly or biweekly payroll. Contributions to the plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Vesting
Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company at December 31, 1997 became fully vested in the Plan. Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings thereon upon the completion of three full and consecutive years of service.

All participants become fully vested upon death while employed, total disability, or at normal retirement age (age 65), regardless of the number of months of participation.

Forfeitures of terminated participants’ nonvested amounts are used to reduce the Company’s future contributions. Restoration of such forfeitures to reemployed participants is made in accordance with the Plan’s provisions.

Withdrawals
Upon death, disability, retirement, or termination of employment, a participant or his or her designated beneficiary may elect to withdraw the value of the participant’s vested interest in his or her account. The normal form of payment is a lump-sum distribution. Alternative forms of payment include annuity purchase, installments, and direct rollover.

Active participants can make hardship withdrawals of pre-tax employee contributions in certain circumstances and can make withdrawals of vested employer contributions, after-tax employee contributions, or rollover contributions on a non-hardship basis. All such withdrawals are subject to various restrictions and may be subject to income tax penalties.

Loans to Participants
Participants who have been in the Plan for at least 12 months may borrow a portion of their account in accordance with the provisions of the Plan. No loan shall be made if, immediately after the loan, the unpaid balance of all loans to the participant would exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account.

Loans to Participants   (Continued)
The maximum repayment period for a loan not used for the acquisition of a participant’s primary residence is five years. If a loan is used for the acquisition of a participant’s primary residence, the maximum repayment period is 15 years. All outstanding participant loans must be repaid upon the participant’s termination of employment with the Company.

Loans are secured by assignment of the participant’s account and the participant’s collateral promissory note for the amount of the loan. Interest rates are based on the prime rate on the first working day of the month in which the loans are made.

Investment Options
Participants direct contributions, including Company matching contributions, into one or more investment options in 1% increments. Participants may change their investment elections daily. A description of each investment option available at December 31, 2000 is provided below:

o   Arch Coal, Inc. Common Stock Fund - Funds are invested in Arch Coal, Inc. common stock.

o   Primco Stable Value Fund – This fund invests in long-term investment contracts issued by a variety of insurance carriers, collective trusts, pooled separate accounts, and money market funds. The objective of this fund is to generate current income, while providing protection against loss of capital. Interest income is calculated and credited daily based on the aggregate contract yield of the underlying investments. The investment contracts included in this fund had average yields of 6.11% and 5.66% for the years ended December 31, 2000 and 1999, respectively. The average crediting interest rates were 6.18% and 5.94% at December 31, 2000 and 1999, respectively. The fair value of the investment contracts was $48,075,798 and $53,822,660 at December 31, 2000 and 1999, respectively.

o   Putnam Balanced Fund – This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

o   American Century Income and Growth Fund – This fund invests primarily in dividend-paying common stocks and seeks to provide current income and long-term growth.

o   Franklin Balance Sheet Fund – This fund invests in common stocks, preferred stocks, and debt securities and seeks high total return and long-term growth by following a value-oriented investment approach.

Investment Options   (Continued) o   Putnam S&P 500 Index Fund – This fund invests in a broad portfolio of common stocks and seeks to track the performance of the Standard & Poor’s 500 Index.

o   Putnam International Growth Fund – This fund invests primarily in common stocks of foreign companies and seeks long-term growth subject to the volatility inherent in international investing.

o   CSFB Direct Personal Choice Retirement Account – This is an option wherein a plan participant can make self-directed investments directly in equity and debt securities through a CSFB Direct brokerage account.

o   PIMCO Total Return Fund - This fund seeks a total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

o   Putnam Growth Opportunities Fund - This fund principally invests in growth stocks of large U.S. companies. It may invest in foreign securities, preferred stocks, convertible securities, debt instruments, and derivatives. The fund invests in securities that the advisor believes will benefit from long-term economic trends.

o   Putnam Vista Fund - This fund invests primarily in common stocks of U.S. companies, with a focus on growth stocks. The fund invests mainly in mid-sized companies. It can invest in foreign securities and options and futures.

Administrative Expenses
The Company pays the salaries and related benefits of employees who administer the Plan. Participants pay loan fees. All other administrative expenses are paid by the Plan. Administrative expenses do not include investment advisory fees, which directly reduce net investment income.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The net assets of the Plan will be allocated to provide benefits to participants as prescribed by ERISA.

NOTE 2   - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
Investments of the Plan are stated at fair value. Publicly traded securities are valued at their quoted market prices. Investments in mutual funds are valued at published market value on the last business day of the plan year. Investment contracts are stated at contract value (which represents cost plus accumulated interest, less funds to pay certain benefits and loans to participants) because they are fully benefit responsive. The fair value of the participation units owned by the Plan in the collective trust funds and pooled separate accounts are based on quoted redemption values on the last business day of the plan year.

Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments of the Plan, including investments that represent five percent or more of the Plan’s net assets. All investments are participant directed.

                                                --------------------------------------------
                                                             December 31,
                                                --------------------------------------------
                                                       2000                    1999
                                                --------------------    --------------------

American Century Equity Index Fund,
    4,408,537 shares                                              -             $25,878,111
American Century GNMA Fund, 657,036
    Shares                                                        -               6,662,346
American Century Income and Growth
    Fund, 1,081,201 and 1,075,023 shares                $32,641,458              36,604,531
American Century International Growth
    Fund, 726,769 shares                                          -              10,879,735
American Century Ultra Fund, 786,917 shares                       -              36,025,059
NOTE 3 - INVESTMENTS (Continued)
                                                                                 December 31,
                                                                   --------------------------------------------
                                                                         2000                    1999
                                                                   --------------------    --------------------

Arch Coal, Inc., Common Stock Fund, 507,107 and 361,725
shares                                                                  $7,162,090              $4,112,048
Atlantic Richfield Company, 128,320 shares                                       -              11,099,956
CSFB Direct Personal Choice Retirement
   Account, various investments                                         11,662,046                       -
Dodge & Cox Balanced Fund, 211,681 shares                                    -              13,909,518
Franklin Balance Sheet Fund, 156,772 and
    170,854 shares                                                       5,592,057               5,205,903
J.P. Morgan Diversified Fund, 510,873 shares                                     -               8,541,803
MAS Value Institutional Fund, 720,078 shares                                     -               8,734,546
PIMCO Total Return Fund, 591,732 shares                                  6,148,091                       -
Primco Stable Value Fund, 47,962,022 and
    55,209,896 units                                                    47,962,022              55,209,896
Putnam Balanced Fund, 1,682,654 shares                                  20,292,812                       -
Putnam Growth Opportunities Fund,
    1,401,093 shares                                                    30,894,110                       -
Putnam International Growth Fund, 451,293
    shares                                                              11,192,064                       -
Putnam S&P 500 Index Fund, 680,407 shares                           21,555,278                       -
Putnam Vista Fund, 670,619 shares                                        8,966,171                       -
Schwab Personal Choice Retirement
    Accounts, various      investments                                           -              10,958,112
Participant notes receivable, 6.00% - 9.75%                             11,101,500              11,440,804

                                                                   --------------------    --------------------
                                                                   --------------------    --------------------

                                                                      $215,169,699            $245,262,368
                                                                   --------------------    --------------------

                                                                   --------------------    --------------------
NOTE 4   - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on August 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5   - TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company engages the services of a third-party service provider to assist it in carrying out certain administrative and recordkeeping functions under the Plan. The Plan has investments in the common stock of the Company as well as in mutual funds sponsored by the third-party service provider and a collective trust sponsored by the Plan Trustee.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.

                                                        ARCH COAL, INC. EMPLOYEE THRIFT PLAN Date:                                                By: /s/ Bradley M. Allbritten
                                                        -------------------------------------
                                                        Bradley M. Allbritten
                                                        Plan Administrator

INDEX TO EXHIBIT

Exhibit 23     Consent of Stone Carlie & Company, L.L.C.,
                     Independent Auditors

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-32777) pertaining to the Arch Coal, Inc. Employee Thrift Plan of our report dated June 29, 2001, with respect to the financial statements and supplemental schedule of Arch Coal, Inc. Employee Thrift Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000.

/S/ Stone Carlie & Company, L.L.C.
Stone Carlie & Company, L.L.C.

St. Louis, Missouri
July 9, 2001
                                            ARCH COAL, INC. EMPLOYEE THRIFT PLAN
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                                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                   December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                           2000                    1999
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Assets
    Participant directed investments                                                        $215,169,699            $245,262,368

   Receivables
       Participant                                                                               502,688                 520,657
       Employer                                                                                  353,233                 357,934
   Total receivables                                                                             855,921                 878,591

Net assets available for benefits                                                           $216,025,620            $246,140,959
                                                                                      ======================  ======================
                                                                                      ======================  ======================

The accompanying notes are an integral part of these financial statements.                                                Page 2
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                                        ARCH COAL, INC. EMPLOYEE THRIFT PLAN
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                                        STATEMENTS OF CHANGES IN NET ASSETS
                                             AVAILABLE FOR BENEFITS

                                                                                             Year Ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          2000                    1999
--------------------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income (loss)
    Realized and unrealized gains (losses), net                                            ($20,632,754)            $33,782,429
    Interest and dividend income                                                              5,570,723               6,073,425
                                                                                -----------------------------------------------
  Net investment income (loss)                                                              (15,062,031)             39,855,854
                                                                                -----------------------------------------------

  Contributions
    Participant                                                                              13,568,094              14,712,325
    Employer                                                                                  9,343,080               9,688,907
                                                                                -----------------------------------------------
  Total contributions                                                                        22,911,174              24,401,232
                                                                                -----------------------------------------------

    Total additions                                                                           7,849,143              64,257,086

                                                                                -----------------------------------------------
Deductions from net assets attributed to:
  Benefits paid to participants                                                              37,920,820              23,489,197
  Administrative expenses                                                                        43,662                 119,946
                                                                                -----------------------------------------------
    Total deductions                                                                         37,964,482              23,609,143
                                                                                -----------------------------------------------

Net increase (decrease)                                                                     (30,115,339)             40,647,943

Net assets available for benefits, beginning of year                                        246,140,959             205,493,016
                                                                                -----------------------------------------------

Net assets available for benefits, end of year                                             $216,025,620            $246,140,959
                                                                                =========================  ====================

The accompanying notes are an integral part of these financial statements.                                               Page 3

                                          ARCH COAL, INC. EMPLOYEE THRIFT PLAN

                                              SCHEDULE OF ASSETS HELD FOR
                                          INVESTMENT PURPOSES AT END OF YEAR

                                                   December 31, 2000

                                                                    Description of Investment
                                                                    Including Maturity Date,
Identity of Issue, Borrower,                                        Rate of Interest, Par or                  Current
Lessor, or Similar Party                                                 Maturity Value                        Value
-----------------------------------------------------------------------------------------------------------------------------

Participant Directed Investments
--------------------------------

American Century Income and
    Growth Fund                                            Registered investment company                         $32,641,458
Franklin Balance Sheet Fund                                Registered investment company                           5,592,057
PIMCO Total Return Fund                                    Registered investment company                           6,148,091
Putnam Balanced Fund                                       Registered investment company                          20,292,812
Putnam Growth Opportunities Fund                           Registered investment company                          30,894,110
Putnam International Growth Fund                           Registered investment company                          11,192,064
Putnam S&P 500 Index Fund                                  Common / collective trust                          21,555,278
Putnam Vista Fund                                          Registered investment company                           8,966,171
Arch Coal, Inc. Common Stock Fund                          Common stock                                            7,162,090
CSFB Direct Personal Choice
    Retirement Account                                     Various investments                                    11,662,046
Participant loans                                          6.00% - 9.75%                                          11,101,500

* Party in interest.

See independent auditors' report.                                                                                     Page 11

                                           ARCH COAL, INC. EMPLOYEE THRIFT PLAN
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                                               SCHEDULE OF ASSETS HELD FOR
                                           INVESTMENT PURPOSES AT END OF YEAR
                                                      (Continued)

                                                   December 31, 2000

                                                                      Description of Investment
                                                                       Including Maturity Date,
    Identity of Issue, Borrower,                                       Rate of Interest, Par or                  Current
    Lessor, or Similar Party                                                Maturity Value                        Value

    Participant Directed Investments, (Continued)
-------------------------------------------------

    Allstate Life Insurance Company                          Common / collective trust                               $5,760,511
    Allstate Life Insurance Company                          Primco Group Trust 103-12 IE                             1,173,604
    Business Men's Assurance MBIA                            Common / collective trust                                1,512,992
 *  Chase Manhattan Bank                                     Primco Group Trust 103-12 IE                             7,028,545
    GE Life & Annuity                                        Common / collective trust                                1,620,943
    Jackson National Life                                    Common / collective trust                                1,005,716
    John Hancock Life Insurance                              Pooled Separate Account                                  4,698,259
    Metropolitan Life Insurance Company                      Common / collective trust                                1,518,775
    Monumental Life Insurance Company                        Common / collective trust                                3,899,897
    Monumental Life Insurance Company                        Common / collective trust                                2,071,350
    Monumental Life Insurance Company                        Common / collective trust                                1,619,244
    Security Life of Denver                                  Insurance contract                                       1,318,124
    State Street Bank and Trust                              Insurance contract                                       2,115,542
    State Street Bank and Trust                              Primco Group Trust 103-12 IE                             5,697,499
    UBS AG                                                   Synthetic GIC                                            4,455,557
    United of Omaha Life Insurance Company                   Common / collective trust                                  501,608
 *  Chase Manhattan Bank Cash
        Investment Fund                                      Common / collective trust                                1,963,856

    * Party in interest.

See independent auditors' report.                                                                                       Page 12
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